August 27, 2024

Division of Corporation Finance
Disclosure Review Program
U.S. Securities and Exchange Commission
100 F Street Northeast
Washington, D.C. 20549

Re:    Portland General Electric Co.
    Definitive Proxy Statement on Schedule 14A
    Filed March 6, 2024
    File No. 001-05532-99

Dear Mr. Dunham and Ms. Ravitz:

On behalf of Portland General Electric (the “Company”), set forth below are the Company’s responses to the letter provided on August 16, 2024 by Staff of the Securities and Exchange Commission which respond to the Company’s 2024 Proxy filed on March 6, 2024.
Definitive Proxy Statement on Schedule 14A
Pay Versus Performance Disclosures, page 81

1.Comment: We note that you use diluted earnings per share as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. However, on page 81 it appears that your table discloses your Adjusted EPS of $1.88 for fiscal year 2020, instead of your diluted EPS of $1.72. In future filings, please revise to disclose the same Company-Selected Measure for all years presented.

Response:

Thank you for the comment. In future filings, we will use a consistent Company Selected Measure for all years presented in the Pay Versus Performance table. As an example, in the attachment to this letter, we have updated the table and associated chart presented in our 2024 Proxy to reflect EPS of $1.72 for 2020.

U.S. Securities and Exchange Commission
August 27, 2024

2.Comment: We note that your Summary Compensation Table includes a column showing the change in actuarial present value of your PEO’s accumulated pension benefits, but do not see a corresponding line in your Item 402(v)(2)(iii) of Regulation S-K compensation actually paid calculations at the bottom of page 81. Item 402(v)(2)(iii)(A) of Regulation S-K requires, in conducting your compensation actually paid calculation, that you deduct the change in the actuarial present value of accumulated benefits under all defined benefit and actuarial pension plans reported in the Summary Compensation Table. Although we note the row in your compensation actually paid calculations table titled “Change FV of pension service cost during the year” we are unable to determine what amounts are intended to be included there, since it appears you may have aggregated all pension-related calculations in this row. Please tell us the source(s) of the amounts included under this column heading and in your future disclosure, ensure that amounts derived directly from another source, such as the Summary Compensation Table, are included as they appear in that source. Your disclosure must also include separate line items for each of the numerical amounts deducted and added pursuant to Item 402(v)(2)(iii) of Regulation S-K and may not aggregate steps. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations 128D.04.
Response:
Thank you for the comment. We will disaggregate pension-related calculations in future disclosures. As an example, in the attachment to this letter, we have revised the disclosure presented in our 2024 proxy to show disaggregated pension related calculations, and we have added a footnote that refers to the source in the Summary Compensation Table.

If you have any questions, please contact me.

    Sincerely,

    /s/ Angelica Espinosa
Angelica Espinosa
Senior Vice President, Chief Legal and Compliance Officer

Enclosure

ATTACHMENT

Pay Versus Performance Disclosure

Year	CEO Summary Compensation Table Total $	CEO Compensation Actually Paid $(2)	Other NEOs Average Summary Compensation Table Total $	Other NEOs Average Compensation Actually Paid $(2)	Value of fixed $100 Initial Investment Based on:		Company Net Income ($ in millions)	Company-Selected Financial Measure (EPS)

					Company TSR $(3)	Peer Group TSR $(3)

2023(1)	6,965,757	6,406,542	2,270,592	2,277,977	90	111	228	$2.33
2022	6,294,923	7,011,717	1,550,687	1,695,306	98	122	233	$2.60
2021	5,408,355	7,834,404	1,280,247	1,605,540	102	121	244	$2.72
2020	3,510,132	1,898,352	1,165,917	798,448	80	103	155	~~$1.88~~$1.72
1.Other named executive officers (NEOs) other than the CEO, who was Ms. Pope for 2023 were as follows: James Ajello, Former Senior Vice President, Finance, Chief Financial Officer, Treasurer and Corporate Compliance Officer; Joseph Trpik, Senior Vice President, Chief Financial Officer; Benjamin Felton, Executive Vice President, Chief Operating Officer; Angelica Espinosa, Senior Vice President, Chief Legal and Compliance Officer; and John Kochavatr, Vice President, Customer & Digital Solutions and Chief Information Officer.
2.Amounts in these columns represent "Compensation Actually Paid" (CAP), as computed in accordance with Item 402(v) of Regulation S-K in the respective year. The dollar amounts do not reflect the actual amounts of compensation earned by or paid to the CEO and the other NEOs during the applicable year. To calculate the CAP for 2023, the following amounts were deducted from and added, as indicated, to the respective Summary Compensation Table (SCT) total compensation amounts:

Compensation Element	CEO CAP ($)	Average other NEOs CAP ($)
SCT total compensation	6,965,757	2,270,592
Minus SCT equity awards	(4,181,138)	(1,326,952)
Plus Year-end Fair value (FV) of equity awards granted during the year which remained outstanding and unvested	5,175,952	1,352,410
Plus FV of equity awards granted and vested during the year	—	109,986
Minus change in FV of equity awards unvested at the beginning of the year which remained outstanding and unvested at year-end	(1,540,481)	(124,554)
Plus / (Minus) change in FV of equity awards unvested at the beginning of the year that vested during the year	78,710	(3,505)
Minus change in actuarial present value of accumulated pension plan benefits reported in the Summary Compensation Table	(131,671) (4)	—
Plus service cost for pension plan	39,413
Compensation Actually Paid (CAP)	6,406,542	2,277,977

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3.Reflects the cumulative total shareholder return of the UTY Index. Total shareholder return is calculated based on an assumed $100 investment as of December 31 and the reinvestment of any issued dividends. This peer group is used by the Company for purposes of Item 201(e) of Regulation S-K under the Exchange Act in the Company’s Annual Report on Form 10-K for fiscal year 2023The peer group for this disclosure is the UTY Index. 2020-2022 total share holder return (TSR) previously reported had an error in calculation which has been corrected here. The above values correct the TSR for all years presented to include the effect of dividends. TSR previously reported is as follows:

Year	Company TSR ($)	Peer Group TSR ($)
2022	88	111
2021	95	114
2020	77	99
4.The SCT shows a change in pension value and non-qualified deferred compensation earnings for the CEO of $155,103. This is comprised of the present value of accumulated pension plan benefit of $131,671 and above market interest on the management deferred compensation plan of $23,432
The financial and non-financial performance measures listed below represent the most important metrics we used to link compensation actually paid for 2023 for our CEO and other named executives (as further described in our Compensation Discussion and Analysis (C&DA).

Performance Metrics Selected	Relationship to pay
Net Income	Annual cash incentive plan
Earnings per share	Long-term incentive plan(1)
Earnings per share growth	Long-term incentive plan
Return on equity as a percentage of allowed return on equity	Long-term incentive plan
Decarbonization	Long-term incentive plan
(1) Under the pay versus performance rules, we are required to select a single-year financial performance measure as our Company -Selected Measure for the most recently completed fiscal year. Therefore, we selected Earnings per Share (EPS) because we use EPS growth, a multi-year period metric, as a financial performance measure in our long-term incentive plan, and EPS growth is derived from EPS.

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